July 17, 2007

Stewart D. Gregg, Esquire
Senior Securities Counsel
Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN 55416-1297

      Re: Allianz Life Insurance Company of New York
               Alliance Life NY Variable Account C
               Initial Registration Statement on Form N-4
               File Nos. 333-143195 and 811-05716

Dear Mr. Gregg:

The staff has reviewed the above-referenced registration statement, which the Commission received on May 23, 2007.   In light of your representations that this filing is substantially similar to an earlier filling made by Allianz Life Insurance Company of North America, we conducted a selective review of this registration statement. Based on our review, we have the following comments on the registration statement:

1. Cover
Please add the statement that the prospectus contains information about the registrant that a prospective investor ought to know before investing. See Form N-4, Item 1(a)(v)(A). Please also disclose on the cover that the contract offers a bonus contract feature, that the expenses for a contract with a bonus may be higher than the expenses for a contract without a bonus credit feature, and that the amount of the credit may be more than offset by the additional fees and charges associated with the bonus feature.

2. Fee Table (pages 5-6)
(a). Please clarify in the introductory language that while New York currently does not impose a premium tax, you are reserving the right to collect that tax if imposed by New York in the future.   However, if, as indicated on page 33, you may deduct premium taxes imposed by other states, please disclose the range of premium taxes in the fee table.

(b). The explanatory language following the M&E Charge should be shown as a footnote.

3. Examples (page 8)

The examples should only be completed for the 1-and 3-year periods per Form N-4, Item 3, Instruction 22.

4. Free Look/Right to Examine (page13)
If this contract is sold only in New York, please limit the discussion to how the free look provision operates for these applicants and purchasers.

5. Financial Statements, Exhibits, and Other Information
Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

6**.** Tandy Comment
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
  * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  * the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Products